Dreyfus New York Tax Exempt Money Market Fund
Statement of Investments
August 31, 2005 (Unaudited)

Tax Exempt Investments-- 100.0%	Principal Amount ($)		Value ($)
Albany Industrial Development Agency, Civic Facility			
Revenue (Renaissance Corp. of Albany Project)			
2.60% (LOC; M&T Bank)	3,000,000	a	3,000,000
Allegany County Industrial Development Agency, Civic Facility			
Revenue (Houghton College Project) 2.57%			
(LOC; KeyBank)	4,900,000	a	4,900,000
Babylon Industrial Development Agency, IDR			
(Lambro Industries Inc. Project)			
2.39% (LOC; Bank of America)	760,000	a	760,000
Bethlehem Central School District, GO Notes 7.10%, 11/1/2005			
(Insured; AMBAC)	250,000		251,899
Chautauqua County Industrial Development Agency,			
Civic Facility Revenue			
(United Cerebral Palsy Project)			
2.57% (LOC; Key Bank)	1,135,000	a	1,135,000
Colonie Industrial Development Agency, IDR			
(13 Green Mount Drive Project)			
2.70% (LOC; HSBC Bank USA)	170,000	a	170,000
Commack Union Free School District, GO Notes, BAN			
3.25%, 11/18/2005	6,225,000		6,232,702
Dutchess County Industrial Development Agency,			
Civic Facility Revenue (Marist College Civic Facility)			
2.50% (LOC; The Bank of New York)	6,585,000	a	6,585,000
Erie County Industrial Development Agency,			
Civic Facility Revenue:			
(Community Services Disabled Project)			
2.57% (LOC; Key Bank)	3,130,000	a	3,130,000
(DePaul Community Facilities Inc. Project)			
2.44% (LOC; Key Bank)	1,465,000	a	1,465,000
(People Inc. Project)			
2.57% (LOC; Key Bank)	2,700,000	a	2,700,000
(United Cerebral Palsy Association Project)			
2.57% (LOC; Key Bank)	825,000	a	825,000
IDR			
(Luminescent System Inc. Project)			
2.70% (LOC; HSBC Bank USA)	4,695,000	a	4,695,000
School Facility Revenue			
(City School District of the City of Buffalo Project)			
2.51% (Insured; FSA and Liquidity Facility; Goldman Sachs)	4,000,000	a	4,000,000
Herkimer County Industrial Development Agency,			
Civic Facility Revenue			
(Templeton Foundation Project) 2.57% (LOC; Key Bank)	2,085,000	a	2,085,000
Lancaster Industrial Development Agency, IDR			
(Lancaster Steel Service Project)			
2.57% (LOC; M&T Bank)	1,125,000	a	1,125,000
Metropolitan Transportation Authority, Transit Revenue:			
2%, 11/15/2005	100,000		99,969
CP:			
2.75%, 11/4/2005 (LOC; ABN-AMRO)	3,600,000		3,600,000

2.60%, 11/8/2005 (LOC; ABN-AMRO)	7,000,000	7,000,000
2.70%, 11/8/2005 (LOC; ABN-AMRO)	7,500,000	7,500,000
Monroe County Industrial Development Agency, IDR:		
(Axelrod Realty Partnership) 3%, 12/1/2005		
(LOC; JPMorgan Chase Bank)	650,000	650,000
(National Development Council) 2%, 6/15/2006		
(LOC; HSBC Bank USA)	650,000	650,000
(2883 Associates LP)		
(LOC; HSBC Bank)	1,370,000 a	1,370,000
Nassau County, GO Notes:		
4.625%, 9/1/2005 (Insured; FGIC)	470,000	470,000
General Improvement:		
4.625%, 9/1/2005 (Insured; FGIC)	100,000	100,000
5.125%, 1/1/2006 (Insured; FSA)	200,000	201,878
Nassau County Interim Finance Authority, Sales Tax Revenue		
4%, 11/15/2005	110,000	110,400
Nassau County Tobacco Settlement Corporation, Revenue		
2.57% (Liquidity Facility; Merrill Lynch)	5,000,000 a	5,000,000
New Rochelle Industrial Development Agency, IDR		
(Charles Sadek Import Co. Project)		
2.65% (LOC; The Bank of New York)	5,500,000 a	5,500,000
New York City, GO Notes:		
5%, 11/1/2005	145,000	145,663
5%, 11/1/2005	545,000	547,492
2.55% (Liquidity Facility; Dexia Credit Local)	2,470,000 a	2,470,000
2.55% (LOC; Merrill Lynch)	5,000,000 a	5,000,000
(Putters Program)		
2.52%, (Insured; XLCA and Liquidity Facility		
JPMorgan Chase Bank)	1,000,000 a	1,000,000
New York City Industrial Development Agency,		
Civic Facility Revenue:		
(2000 Jewish Community Center)		
2.57% (LOC; M&T Bank)	4,900,000 a	4,900,000
(Abraham Joshua Heschel Project)		
2.52% (LOC; Allied Irish Banks)	2,000,000 a	2,000,000
(Convent Sacred Heart School)		
2.52% (LOC; Allied Irish Banks)	3,750,000 a	3,750,000
(Ethical Culture School Project)		
2.47%, (Insured; XLCA and Liquidity Facility;		
Dexia Credit Locale)	4,165,000 a	4,165,000
(Jewish Community Center of Manhattan)		
2.57% (LOC; M&T Bank)	1,600,000 a	1,600,000
(Mercy College Project)		
2.55% (LOC; KeyBank)	3,300,000 a	3,300,000
(Village Community School Project)		
2.60% (LOC; M&T Bank)	1,260,000 a	1,260,000
IDR:		
(Novelty Crystal Corp.)		
2.65% (LOC; Commerce Bank)	3,800,000 a	3,800,000
(Swak Realty LLC Project)		
2.50% (LOC; The Bank of New York)	1,010,000 a	1,010,000
New York City Transitional Finance Authority:		
Income Tax Revenue		
Refunding 5%, 11/1/2005	100,000	100,480
Revenue:		

2%, 11/1/2005	275,000	274,977
2.28% (Liquidity Facility; Royal Bank of Canada)	10,000,000 a	10,000,000
New York Counties Tobacco Trust II, Tobacco Settlement Revenue		
2.57% (Liquidity Facility; Merrill Lynch)	4,760,000 a	4,760,000
New York, GO Notes		
3%, 3/15/2006	2,845,000	2,852,453
Refunding:		
4.375%, 9/15/2005	100,000	100,079
5%, 10/1/2005	100,000	100,248
2.50%, 10/15/2005	3,000,000	3,000,911
New York State Dormitory Authority:		
Health Care Facilities Revenue:		
(Mount Sinai Health) 2.55% (Liquidity		
Facility; Merrill Lynch)	2,100,000 a	2,100,000
(Presbyterian Hospital) 5.25%, 2/15/2006		
(Insured; AMBAC)	895,000	905,345
Revenue (School District Financing Program)		
4.50%, 10/1/2005 (Insured; MBIA)	100,000	100,215
New York State Housing Finance Agency, Revenue:		
(Nursing Home and Health Care Project) 4.50%, 11/1/2005		
(Insured; MBIA)	420,000	421,568
(Sea Park West Housing) 2.38% (Insured; FHLMC		
and Liquidity Facility; FHLMC)	3,650,000 a	3,650,000
New York State Power Authority:		
CP 2.55%, 9/13/2005 (Liquidity Facility;		
Bank of New York, JPMorgan Chase Bank, Wachovia Bank)		
Bank of Nova Scotia, State Street Bank and Trust and		
Landesbank Baden-Wuerttemberg)	5,000,000	5,000,000
Revenue		
4%, 11/15/2005	200,000	200,749
New York State Thruway Authority, Highway Tolls Revenue, BAN		
2.25%, 10/6/2005	4,180,000	4,180,358
New York State Urban Development Corporation,		
Income Tax Revenue (Personal Income Tax) 4.50%, 3/15/2006	200,000	202,097
Newburgh Industrial Development Agency,		
MFHR 2.62% (Liquidity Facility; Merrill Lynch)	3,200,000 a	3,200,000
Northport-East Northport Union Free School District, GO Notes,		
TAN 4%, 6/30/2006	2,850,000	2,877,173
Oswego County Industrial Development Agency,		
Civic Facility Revenue		
(Springside at Seneca Hill)		
2.65% (LOC; M&T Bank)	2,885,000 a	2,885,000
Otsego County Industrial Development Agency,		
Civic Facility Revenue:		
(Saint. James Retirement Community)		
2.49% (LOC; M&T Bank)	800,000 a	800,000
(Templeton Foundation Project)		
2.57% (LOC; Key Bank)	3,810,000 a	3,810,000
Port Authority of New York and New Jersey,		
Special Obligation Revenue (Versatile Structure Obligation):		
2.37% (Liquidity Facility; Bank of Nova Scotia)	2,000,000 a	2,000,000
2.37% (Liquidity Facility; Landesbank		
Hessen Thuringen Girozentrale)	3,000,000 a	3,000,000
Port Chester Industrial Development Agency, IDR		
(40 Pearl Street LLC)		

2.55% (LOC; The Bank of New York)	4,130,000 a	4,130,000
Poughkeepsie, GO Notes, BAN		
3.25%, 9/15/2005	1,545,248	1,546,139
Queensbury Union Free School District, GO Notes		
3%, 12/15/2005 (Insured; FSA)	546,281	547,518
Rensselaer County Industrial Development Agency:		
Civic Facility Revenue (The Sage Colleges Project)		
2.57% (LOC; M&T Bank)	2,580,000 a	2,580,000
Senior Housing Revenue (Brunswick Senior		
Housing Project) 2.38% (LOC; FHLB)	4,670,000 a	4,670,000
Rockland County Industrial Development Agency,		
IDR:		
(Intercos America Inc. Project)		
2.70% (LOC; HSBC Bank USA)	4,165,000 a	4,165,000
(Jawonio Inc. Project)		
2.35% (LOC; The Bank of New York)	4,535,000 a	4,535,000
Sachem Central School District of Holbrook, GO Notes, TAN		
3.75%, 6/22/2006	8,000,000	8,062,098
Seneca County Industrial Development Agency,		
Civic Facility Revenue		
(Kidspeace National Centers of New York Project)		
2.57% (LOC; Key Bank)	1,885,000 a	1,885,000
Suffolk County Industrial Development Agency,		
Civic Facility Revenue:		
(Guide Dog Foundation Inc.)		
2.50% (LOC; The Bank of New York)	3,605,000 a	3,605,000
(Hampton Day School Civic)		
2.52% (LOC; JPMorgan Chase Bank)	2,895,000 a	2,895,000
IDR (Belmont Villas LLC Facility)		
2.53% (Insured; FNMA and Liquidity Facility; FNMA)	6,000,000 a	6,000,000
Syracuse Industrial Development Agency,		
Civic Facility Revenue		
(Community Development Properties-Larned Project)		
2.62% (LOC; M&T Bank)	2,500,000 a	2,500,000
Tobacco Settlement Financing Corporation, Revenue		
(Putters Program) 2.54% (Insured; AMBAC and		
Liquidity Facility; JPMorgan Chase Bank)	8,160,000 a	8,160,000
Ulster County Industrial Development Agency, IDR		
(Deluxe Packaging Corp. Project) 2.67%		
(LOC; National Bank of Canada)	2,500,000 a	2,500,000
Westchester County Industrial Development Agency,		
Civic Facility Revenue:		
(Banksville Independent Fire Co.)		
2.50% (LOC; The Bank of New York)	1,000,000 a	1,000,000
(Jacob Burns Film Center Project)		
2.52% (LOC; The Bank of New York)	4,165,000 a	4,165,000
(Northern Westchester Hospital)		
2.52% (LOC; Commerce Bank)	4,500,000 a	4,500,000
Refunding (Rye Country Day School Project)		
2.40% (LOC; Allied Irish Banks)	4,800,000 a	4,800,000
(Westchester Arts Council)		
2.52% (LOC; Wachovia Bank)	3,200,000 a	3,200,000
Westchester Tobacco Asset Securitization Corporation,		
Revenue 2.57% (Liquidity Facility Merrill Lynch)	4,300,000 a	4,300,000

Total Investments (cost $246,527,185)	**100.0%**	**246,527,410**
Cash and Receivables (Net)	**0.0%**	**73,394**
Net Assets	**100.0%**	**246,600,804**

Summary of Abbreviations

ACA	American Capital Access
AGIC	Asset Guaranty Insurance Company
AMBAC	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes
BAN	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance
BPA	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company
CIC	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty
CMAC	Capital Market Assurance Corporation
COP	Certificate of Participation
CP	Commercial Paper
EDR	Economic Development Revenue
EIR	Environment Improvement Revenue
FGIC	Financial Guaranty Insurance Company
FHA	Federal Housing Administration
FHLB	Federal Home Loan Bank
FHLMC	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association
FSA	Financial Security Assurance
GAN	Grant Anticipation Notes
GIC	Guaranteed Investment Contract
GNMA	Government National Mortgage Association
GO	General Obligation
HR	Hospital Revenue
IDB	Industrial Development Board
IDC	Industrial Development Corporation
IDR	Industrial Development Revenue
LOC	Letter of Credit
LOR	Limitied Obligation Revenue
LR	Lease Revenue
MBIA	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue
MFMR	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue
RAC	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency

SWDR	Solid Waste Disposal Revenue	
TAN	Tax Anticipation Notes	
TAW	Tax Anticipation Warrants	
TRAN	Tax and Revenue Anticipation Notes	
XLCA	XL Capital Assurance	

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)*
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	77.9
AAA, AA, A b		Aaa, Aa, A b		AAA, AA, A b	4.3
Not Rated c		Not Rated c		Not Rated c	17.8
					100.0

* Based on total investments.

a Securities payable on demand. Variable interest rate - subject to periodic change.

b Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.

c Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined
   by the Manager to be of comparable quality to those rated securities in which the fund may invest.

Securities valuation policies and other investments related disclosures are hereby incorporated by
reference to the annual and semi annual reports previously filed with the Securities and Exchange
Commission on Form N-CSR.